UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.  3  )*

TERRAFORM POWER, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
88104R100
(CUSIP Number)
Ken Maiman Appaloosa LP 51 John F. Kennedy Parkway, 2nd Floor Short Hills, New Jersey 07078 Tel. No.: (973) 701-7000	with a copy to: Lawrence M. Rolnick, Esq. Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Investment Limited Partnership I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,246,281
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,246,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,246,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.06%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Palomino Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	4,353,719
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	4,353,719

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,353,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.44%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	7,600,000
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	7,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.50%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	7,600,000
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	7,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.50%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,246,281
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,246,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,246,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.06%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,246,281
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,246,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,246,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.06%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
David A. Tepper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	7,600,000
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	7,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.50%(1)
14	TYPE OF REPORTING PERSON: IN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Thoroughbred Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	0
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Palomino Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	0
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Thoroughbred Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	0
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) relates to the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of TerraForm Power, Inc., a Delaware corporation (the “Issuer”). The Amendment No. 3 amends and supplements the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2015 (the “initial Schedule 13D”), as amended and supplemented by Amendment No. 1, filed December 8, 2015 (“Amendment No. 1”), and Amendment No. 2, filed December 22, 2015 (“Amendment No. 2”). The initial Schedule 13D, as amended and supplemented by Amendment No. 1 and Amendment No. 2, is referred to herein as the “prior Schedule 13D”; and the prior Schedule 13D, as amended and supplemented by this Amendment No. 3, is referred to herein as the “Schedule 13D.” Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings given to them in the prior Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment No. 3 is being filed (i) to amend and supplement Items 4 and 7 of the prior Schedule 13D, as set forth below, in connection with certain correspondence between the Issuer and the Reporting Persons and (ii) to update the beneficial ownership information reported in the prior Schedule 13D with respect to the Class A Common Stock of the Issuer, as a result of an internal reorganization completed by the Reporting Persons identified in the prior Schedule 13D, effective as of January 1, 2016 (the “Reorganization”). The following transactions, among others, have occurred in connection with the Reorganization:

•	TFLP has transferred all of its interests in the Class A Common Stock to AILP and has ceased operations;

•	Palomino has transferred all of its interests in the Class A Common Stock to Palomino Master (as defined in Item 2 below);

•	TML has transferred all of its interests in the Class A Common Stock to Palomino Master and has ceased operations;

•	AMLP has ceased to be the investment adviser to AILP, though AMLP will remain the general partner of AILP; and

•	ALP (as defined in Item 2 below), a newly formed entity, has become the investment adviser to AILP and Palomino Master.

As a result of the foregoing, all references in the Schedule 13D to the “Funds” shall refer, as the context may require, either to AILP and Palomino Master (following the Reorganization) or to AILP, TFLP, Palomino and TML (prior to the Reorganization). This Amendment No. 3 constitutes an exit filing for each of TFLP, Palomino and TML, and an initial filing for each of Palomino Master, ALP and ACI (as defined in Item 2 below).

ITEM 2.     Identity and Background.

Subparagraphs (a), (b) and (c) of Item 2 of the prior Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a) This Schedule 13D is being filed by and on behalf of: (i) Appaloosa Investment Limited Partnership I, a Delaware limited partnership (“AILP”) (including as transferee in the Reorganization (as defined in Item 4 below) of the Class A Common Stock formerly held by Thoroughbred Fund L.P., a Delaware limited partnership (“TFLP”)); (ii) Palomino Master Ltd., a British Virgin Islands company (“Palomino Master”) (as transferee in the Reorganization of the Class A Common Stock formerly held by Palomino Fund Ltd., a British Virgin Islands company (“Palomino”), and Thoroughbred Master Ltd., a British Virgin Islands company (“TML”)); (iii) Appaloosa Management L.P., a Delaware limited partnership (“AMLP”); (iv) Appaloosa Partners Inc., a Delaware corporation (“API”); (v) Appaloosa LP, a Delaware limited partnership (“ALP”); (vi) Appaloosa Capital Inc., a Delaware corporation (“ACI”); and (vii) David A. Tepper. AILP and Palomino Master are referred to in this Schedule 13D as the “Funds.”

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.” Each of the Reporting Persons is party to a Joint Filing Agreement, which is attached hereto as Exhibit A. Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

This Schedule 13D relates to the Class A Common Stock held for the account of the Funds. ALP serves as investment adviser to the Funds. AMLP is the general partner of AILP, API is the general partner of AMLP and ACI is the general partner of ALP. Mr. Tepper is the sole stockholder and president of API and the controlling stockholder and president of ACI. As a result of the foregoing relationships, each of ALP, AMLP, ACI, API and Mr. Tepper may be deemed to have voting and dispositive power over the Class A Common Stock held for the account of AILP, and each of ALP, ACI and Mr. Tepper may be deemed to have voting and dispositive power over the Class A Common Stock held for the account of Palomino Master.

The filing of this Schedule 13D shall not be construed as an admission that AILP or Palomino Master is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise, the beneficial owner of any of the shares of Class A Common Stock held for the account of the other of them. Pursuant to Rule 13d-4, each of the Funds disclaims all such beneficial ownership, and the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any shares of Class A Common Stock held for the account of any other Reporting Person.

(b) The business address of ALP is Appaloosa LP, 51 John F. Kennedy Pkwy, Short Hills, NJ 07078. The business address of each of AILP, Palomino Master, ACI and Mr. Tepper is c/o Appaloosa LP, 51 John F. Kennedy Pkwy, Short Hills, NJ 07078. The business address of AMLP is Appaloosa Management L.P., 404 Washington Avenue, Suite 810, Miami, Florida 33139. The business address of API is c/o Appaloosa Management L.P., 404 Washington Avenue, Suite 810, Miami, Florida 33139.

(c) The principal business of each of AILP and Palomino Master is investing in securities. The principal business of ALP is serving as the investment adviser of certain investment funds, including AILP and Palomino Master. The principal business of ACI is serving as the general partner of ALP. The principal business of AMLP is serving as the general partner of AILP. The principal business of API is serving as the general partner of AMLP. The principal business of Mr. Tepper is serving as the controlling stockholder and president of ACI and the sole stockholder and president of API.

Information regarding each executive officer and director of Palomino Master, ACI and API and the general partner of each of AILP, ALP and AMLP are set forth on Exhibit B hereto and incorporated herein by reference.

ITEM 3.     Source and Amount of Funds or Other Consideration.

Item 3 of the prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

As of January 7, 2016: (i) AILP owns 3,246,281 shares of Class A Common Stock, representing approximately 4.06% of the issued and outstanding shares of Class A Common Stock as of that date, which were acquired with the working capital of AILP; and (ii) Palomino Master owns 4,353,719 shares of Class A Common Stock, representing approximately 5.44% of the issued and outstanding shares of Class A Common Stock as of that date, which were acquired with the working capital of Palomino Master.

 ITEM 4.     Purpose of the Transaction.

Item 4 of the prior Schedule 13D is hereby amended by adding the following after the fourth paragraph thereof:

Effective January 1, 2016, an internal reorganization occurred, the effects of which are described in the explanatory note to Amendment No. 3 to the Schedule 13D, which is incorporated by reference into this Item 4 (the “Reorganization”). As a result of the Reorganization, all of the interests in the Class A Common Stock previously held by TFLP were transferred to AILP; all of the interests in the Class A Common Stock previously held by Palomino and TML were transferred to Palomino Master; and TFLP and TML ceased operations.

On January 7, ALP, on behalf of the Funds, delivered the letter attached as Exhibit F to this Schedule 13D (the “Revised Demand”) to the Issuer’s corporate secretary revising its prior demand for the opportunity to inspect certain of the Issuer’s books and records pursuant to Section 220 of the General Corporation Law of the State of Delaware. The Revised Demand was delivered to address the Issuer’s objections to the initial demand as contained in the response letter delivered on behalf of the Issuer to the Funds’ legal counsel on December 31, 2015, a copy of which is attached as Exhibit C to the Revised Demand. The purpose of the Revised Demand is to enable ALP and certain of its affiliates to, among other things, investigate potential wrongdoing by SUNE and/or the Issuer’s board of directors in connection with the announced transactions with SUNE regarding Vivint Solar Inc., including the proposed purchase of certain rooftop solar assets at closing, and entering into a take/pay arrangement with SUNE and its subsidiaries for the sale of additional residential solar systems.

ITEM 5.     Interest in Securities of the Issuer.

Subparagraphs (a), (b), (c) and (e) of Item 5 of the prior Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D.

(c) There have been no transactions in the Class A Common Stock effected by the Reporting Persons since December 22, 2015, the filing date of Amendment No. 2 to the Schedule 13D, other than the transfers of interest in the Class A Common Stock made pursuant to the Reorganization.

(e) Effective January 1, 2016, as a result of the Reorganization, each of TFLP, Palomino and TML ceased to be the beneficial owner of any shares of Class A Common Stock.

ITEM 7.     Materials to be Filed as Exhibits.

Item 7 is hereby amended by replacing Exhibits A and B of the Schedule 13D in their entirety with the following Exhibits A and B and by adding the following Exhibit F:

Exhibit A	Joint Filing Agreement.

Exhibit B	Information regarding the Instruction C Persons.

Exhibit F	Letter sent by Appaloosa LP to the Corporate Secretary of TerraForm Power, Inc., dated January 7, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2016	APPALOOSA INVESTMENT LIMITED PARTNERSHIP I By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

PALOMINO MASTER LTD. By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA LP By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA CAPITAL INC.
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA MANAGEMENT L.P. By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

APPALOOSA PARTNERS INC.
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

Thoroughbred Fund L.P. By: APPALOOSA MANAGEMENT L.P., Its Investment Adviser By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

PALOMINO FUND LTD. By: APPALOOSA MANAGEMENT L.P., Its Investment Adviser By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

THOROUGHBRED MASTER LTD. By: APPALOOSA MANAGEMENT L.P., Its Investment Adviser By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

/s/ David A. Tepper
David A. Tepper

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of Class A common stock, $0.01 par value per share, of TerraForm Power, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended. This agreement amends and restates in its entirety the Joint Filing Agreement, dated December 2, 2015, among certain of the parties hereto. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature pages follow.]

Dated: January 7, 2016	APPALOOSA INVESTMENT LIMITED PARTNERSHIP I By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

PALOMINO MASTER LTD. By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA LP By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA CAPITAL INC.
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA MANAGEMENT L.P. By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

APPALOOSA PARTNERS INC.
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

Thoroughbred Fund L.P. By: APPALOOSA MANAGEMENT L.P., Its Investment Adviser By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

PALOMINO FUND LTD. By: APPALOOSA MANAGEMENT L.P., Its Investment Adviser By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

THOROUGHBRED MASTER LTD. By: APPALOOSA MANAGEMENT L.P., Its Investment Adviser By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

/s/ David A. Tepper
David A. Tepper

EXHIBIT B

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following sets forth the name, position, address, principal occupation, and citizenship of each director and executive officer of the applicable Reporting Persons and the name, state of organization, principal business, and address of the principal place of business and principal office of each general partner of the applicable Reporting Persons (such executive officers, directors, and general partners, the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Class A Common Stock.

Appaloosa Investment Limited Partnership I

Appaloosa Management L.P., the General Partner of Appaloosa Investment Limited Partnership I, is a Delaware limited partnership. Its principal business is acting as the general partner of Appaloosa Investment Limited Partnership I, and as the investment adviser of certain investment funds. Its principal place of business and principal office is located at 404 Washington Avenue, Suite 810, Miami, Florida 33139.

Appaloosa Management L.P.

Appaloosa Partners Inc., the General Partner of Appaloosa Management L.P., is a Delaware corporation. Its principal business is acting as the general partner of Appaloosa Management L.P. Its principal place of business and principal office is located at 404 Washington Avenue, Suite 810, Miami, Florida 33139.

Appaloosa LP

Appaloosa Capital Inc., the General Partner of Appaloosa LP, is a Delaware corporation. Its principal business is acting as the general partner of Appaloosa LP. Its principal place of business and principal office is located at 51 John F. Kennedy Pkwy, Short Hills, NJ 07078.

Appaloosa Partners Inc.

Directors and Officers:

Citizenship/Place of
Name	Position	Address	Principal Occupation	Organization
David A. Tepper	President	c/o Appaloosa Management L.P., 404 Washington Avenue, Suite 810, Miami, Florida 33139	President of Appaloosa Capital Inc. and Appaloosa Partners Inc.	United States
James Bolin	Vice President and Secretary	c/o Appaloosa Management L.P., 404 Washington Avenue, Suite 810, Miami, Florida 33139	Vice President and Secretary of Appaloosa Capital Inc. and Appaloosa Partners Inc.	United States
Michael Palmer	Treasurer	c/o Appaloosa Management L.P., 404 Washington Avenue, Suite 810, Miami, Florida 33139	Treasurer of Appaloosa Capital Inc. and Appaloosa Partners Inc.	United States

Appaloosa CAPITAL Inc.

Directors and Officers:

Citizenship/Place of
Name	Position	Address	Principal Occupation	Organization
David A. Tepper	President	c/o Appaloosa LP, 51 John F. Kennedy Pkwy, Short Hills, NJ 07078	President of Appaloosa Capital Inc. and Appaloosa Partners Inc.	United States
James Bolin	Vice President and Secretary	c/o Appaloosa LP, 51 John F. Kennedy Pkwy, Short Hills, NJ 07078	Vice President and Secretary of Appaloosa Capital Inc. and Appaloosa Partners Inc.	United States
Michael Palmer	Treasurer	c/o Appaloosa LP, 51 John F. Kennedy Pkwy, Short Hills, NJ 07078	Treasurer of Appaloosa Capital Inc. and Appaloosa Partners Inc.	United States

Palomino MASTER Ltd.

Directors and Officers:

Citizenship/Place of
Name	Position	Address	Principal Occupation	Organization
David A. Tepper	Director	c/o Appaloosa LP, 51 John F. Kennedy Pkwy, Short Hills, NJ 07078	President of Appaloosa Capital Inc. and Appaloosa Partners Inc.	United States
Ernest Morrison	Director	Milner House, 18 Parliament Street, Hamilton, Bermuda	Partner of the law firm Cox Hallett Wilkinson	United Kingdom
Geoff Ruddick	Director	c/o International Management Services Ltd., P.O. Box 61, KY1-1102 4th Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Independent Fund Director at International Management Services Ltd.	Canada

EXHIBIT F

LETTER SENT BY APPALOOSA LP

TO THE CORPORATE SECRETARY OF TERRAFORM POWER, INC.,

DATED JANUARY 7, 2016

[Appaloosa LP Letterhead]

January 7, 2016

VIA FEDEX

TerraForm Power, Inc.

7550 Wisconsin Avenue, 9th Floor

Bethesda, Maryland 20814

Attention: Corporate Secretary

Re:     Demand for Inspection of Books and Records

Dear Corporate Secretary:

Please accept this as a revised demand for access to corporate books and records pursuant to Section 220 of the General Corporation Law of the State of Delaware (the “DGCL”) designed to address the objections contained in the letter, dated December 31, 2015, from Michael G. Bongiorno, Esq. to Steven Siesser, Esq. and Lawrence M. Rolnick, Esq., a copy of which is attached hereto as Exhibit C. Appaloosa LP, a Delaware limited partnership (“ALP”), is the investment adviser to the following funds:

(i)     Appaloosa Investment Limited Partnership I, a Delaware limited partnership (“AILP”); and

(ii)     Palomino Master Ltd., a British Virgin Islands company (“Palomino” and collectively with AILP, the “Funds”).

As publicly disclosed, the Funds collectively own 7,600,000 shares, or 9.5%, of the outstanding Class A common stock, par value $0.01 per share (the “Common Stock”) of TerraForm Power, Inc. (the “Company”), in the applicable amounts set forth on Schedule A, annexed hereto and made part hereof. Enclosed with this letter as Exhibit A is a true and correct copy of documentary evidence of the Funds’ respective ownership of the Common Stock set forth on Schedule A. Also enclosed as Exhibit B is a Power of Attorney executed by the Funds, which designates ALP as the Funds’ agent for purposes of pursuing this Section 220 demand.

SECTION 220 DEMAND FOR ACCESS TO BOOKS AND RECORDS

Pursuant to Section 220 of the DGCL, on behalf of the Funds, ALP hereby demands that it and its attorneys, representatives and agents be given, during usual business hours, the opportunity to inspect the following books and records of the Company:

1.     All minutes of meetings and written consents of the Company’s board of directors (the “Board”) or any committee thereof relating to the Company’s and/or its controlled subsidiaries’ transactions with SunEdison Inc. (“SUNE”) regarding Vivint Solar Inc. (“Vivint”), and any modifications thereto, announced on or after June 1, 2015 (including the take/pay arrangement referred to in paragraph 5 hereof) (the “Subject Transactions”), and all documents or other materials presented to the Board or any committee at such meetings relating to those transactions. This shall include any minutes or written consents related to the financing of the Subject Transactions, including any purported warehouse facilities or the assumption of debt at the acquired companies.

2.     All minutes or other records of meetings of the Corporate Governance and Conflicts Committee of the Board (the “Committee”) related to the Subject Transactions, including, all materials provided to any Committee members in connection with any such meetings, all records of any negotiations conducted by or on behalf of the Committee with SUNE in connection with the Subject Transactions, and all opinions or analyses received by the Committee from professionals concerning the fairness of the Subject Transactions to the Company.

3.     Fully executed copies of all transaction documents, including any related financings, related to the Subject Transactions, which have not been publicly filed.

4.     All records reflecting the analysis, if any, conducted by the Board and/or the Committee related to the Subject Transactions, including, but not limited to, any valuation of the renewable assets constituting Vivint’s rooftop solar portfolio (the “Rooftop Assets”) to be acquired by TerraForm Power, LLC, a controlled subsidiary of the Company (“Terra LLC”).

5.     All records reflecting the Board’s and/or the Committee’s consideration, discussion and acceptance of the terms of that certain agreement, dated as of July 20, 2015 and amended as of December 9, 2015, by and among SUNE, SEV Merger Sub Inc., a wholly-owned subsidiary of SUNE, and Terra LLC (the “Interim Agreement”), particularly as it relates to the decision to enter into the take/pay arrangement with SUNE and its subsidiaries for the sale of residential solar systems (the “Solar Residential Systems”), rather than a right of first refusal (“ROFR”) pursuant to standard industry custom and practice.

6.     All bids, term sheets, letters of intent or other offers examined by the Board and/or the Committee (as part of its analysis of the Subject Transactions) that were made by third parties for the purchase of assets comparable to the Rooftop Assets or Solar Residential Systems (collectively, the “Asset Bids”).

7.     All minutes of meetings of the Board or any committee thereof at which the Asset Bids were discussed and all documents or other materials presented to the Board or any committee thereof (including without limitation, the Committee) at such meetings relating to the Asset Bids.

8.     All minutes from the meeting of the Board held on November 20, 2015 and any and all documents or other materials relating thereto, including any correspondence prior to or after such meeting, relating to the changes made to the Board and the Committee.

9.     All minutes of meetings and written consents of the Board or any committee thereof relating to the departure of Cleary Gottlieb Steen & Hamilton LLP as counsel to the Committee and its replacement with Greenberg Traurig LLP and all documents or other materials presented to the Board or any committee at such meetings relating to that subject.

10.    Complete copies of all of the Company’s current directors’ and officers’ liability (or equivalent) insurance policies, binders, supplements and agreements.

ALP also demands the right to make copies or extracts from the foregoing.

ALP further demands the right to inspect all information referred to in this letter that is within the legal possession, custody or control of the Company, including, but not limited to, such information that is within the possession, custody or control of the Company’s subsidiaries or the Company’s outside legal counsel, accountants, auditors, financial advisors and other agents, representatives and advisors.

ALP demands that all modifications, additions or deletions to any and all information referred to above be immediately furnished to ALP as such modifications, additions or deletions become available to the Company or its agents, representatives or advisors.

All of the foregoing requested items constitute part of the Company’s books and records as set forth in Section 220(b)(1) of the DGCL.

Upon presentment of appropriate documentation therefor, ALP will bear the reasonable costs incurred by the Company, in connection with the production of the information demanded.

PURPOSE OF THE DEMAND AND REASONS FOR DOCUMENTS REQUESTED

The purpose of this demand is to enable ALP and the Funds to investigate potential wrongdoing by SUNE and/or the Board in connection with the Subject Transactions and the Interim Agreement. As explained below, this potential wrongdoing consists of breaches of Delaware common and statutory law and breaches of fiduciary duties owed to the Funds and other stockholders of the Company by SUNE, the Board and certain of the Company’s officers arising from these recent business decisions and corporate actions.

SUNE is the Company’s controlling shareholder. By virtue of its ownership of Class B shares, SUNE controls a majority of the Company’s shareholder voting power and has the power to appoint the entire Board of Directors. In addition, the Company has virtually no operating employees of its own, and depends on SUNE to provide the human resources and expertise necessary to run its business. As a controlling shareholder, SUNE owes the Company’s minority shareholders fiduciary duties when it exercises control over the Company’s affairs.

As we understand the Subject Transactions and take/pay arrangement, SUNE has agreed to acquire Vivint in a multi-billion dollar stock and cash deal. In connection with that merger, SUNE is forcing Terra LLC to immediately purchase from SUNE approximately $799 million of Vivint’s residential solar assets, and, per the take/pay arrangement, to commit to purchase 400-450 MW of additional residential solar systems per year over the next five years. SUNE plans to use the proceeds of the immediate sale to Terra LLC to finance part of the consideration it must pay to Vivint stockholders in the merger. Moreover, TerraForm Power Operating, LLC (“TPO”), a Terra LLC subsidiary, has entered into a $795 million unsecured bridge facility to potentially help finance the Company’s obligations to SUNE in connection with the Vivint transaction.

The Subject Transactions constitute self-dealing by SUNE. According to public reports, SUNE has recently experienced a great deal of financial stress and is over-leveraged. It is clear that SUNE wants to acquire Vivint for its own business purposes, but lacks the resources to do so on its own (at least on reasonable terms). Consequently, SUNE used its control over the Company to gain access to the Company’s liquidity and financial resources to assist SUNE in completing the acquisition, at the expense of the interests of the Company and its other shareholders, and in violation of SUNE’s fiduciary duties to those shareholders. In turn, the Board breached its own fiduciary duties to shareholders by approving the Subject Transactions despite the unfairness of their forms and the clear harm they will cause to the Company.

Three undisputed facts support these conclusions. First, the residential solar assets that the Company is being required to buy are inconsistent with the Company’s repeated representations to shareholders concerning its corporate purpose and business objectives. As reaffirmed in its most recent Form 10-Q, the Company’s “business objective is to acquire, operate and own renewable energy generation assets serving utility and commercial customers that generate high-quality contracted cash flows.” Yet, the assets to be acquired from SUNE have weaker counterparties (homeowners) and a higher risk profile, and are the antithesis of assets that serve “utility and commercial customers” and “generate high-quality contracted cash flows.” They do not fit with the Company’s existing assets, and are being acquired at the cost of significantly straining the Company’s liquidity resources and increasing leverage without serving any legitimate business objective of the Company. Moreover, the effective acquisition price of $1.70 per kw/h likely overstates the contracted cash flows being acquired. SUNE thus is trying to have its cake and eat it too: it will keep for itself the Vivint development assets that it covets, while dumping the lower return/less desirable Vivint assets into the Company at an inflated price, thereby plundering the Company of cash and transferring the risks inherent in those assets to the Company’s minority shareholders. The Company has provided no explanation for why it even wants to purchase Vivint’s residential solar assets, leaving investors with the conviction that the Company is doing so only because that is what its controlling shareholder wants it to do. There is no indication the Company would ever have sought to acquire these assets on its own – and certainly not at the price indicated. SUNE’s conduct is thus a consummate example of self-dealing by a controlling shareholder.

Second, even before closing, the Subject Transactions have already harmed the Company. Not only has the Company’s stock price declined substantially, but Moody’s downgraded TPO’s credit rating as a result of the increased leverage it will incur by virtue of the Subject Transactions. This market reaction is not surprising given the Subject Transactions’ clearly unfavorable terms for the Company. The increased leverage and downgraded credit rating will compromise the Company’s ability to acquire assets that would actually enhance shareholder value, further harming the minority.

Third, the take/pay arrangement further demonstrates that the Subject Transactions were not negotiated at arm’s-length. From the Company’s perspective, there is no business justification for a contractual arrangement requiring it to take whatever assets SUNE wants to sell over a five-year period (subject to a cap), as opposed to a traditional right of first refusal/call right on those assets, which is the standard and custom in this industry and which has previously characterized the Company’s relationship with SUNE. Indeed, in explaining its rationale for downgrading TPO’s credit rating, Moody’s noted that the take/pay “obligation under the interim agreement is in contrast to the ‘call rights’ arrangement TPO typically has with SUNE.” Moody’s Investors Service, Rating Action: Moody’s downgrades Terraform Power and Terraform Global to B2 CFR on parent weakness, negative rating outlook, at 1. Adopting an arrangement whereby the Company lacks the option to refuse to purchase inferior assets offered by SUNE benefits only SUNE. It is inherently unfair, is of no conceivable benefit to the Company whatsoever, and again harms the minority. The Board’s responsibility is to maximize value for all of the Company’s shareholders by acquiring high-quality assets consistent with the Company’s corporate purpose and at a reasonable price, not to allow the Company to be used as a dumping ground for inferior assets SUNE does not want. Moreover, the fact that the Company’s obligation terminates upon the paydown of the $300 million senior secured credit facility at SUNE suggests that the sole purpose of the arrangement is to support such facility. The Company and its subsidiaries are effectively providing a financial backstop to SUNE (with all the risks that entails) for which they are not being compensated in any way.

Because SUNE is a controlling shareholder of the Company, stands on both sides of the Subject Transactions, and has a financial interest in those transactions not shared by other shareholders, the Subject Transactions can only be valid if they pass muster under Delaware’s entire fairness standard of review. When that standard is applied, Defendants bear the burden of demonstrating that the transaction at issue was entirely fair to the corporation. The Board’s subjective belief is irrelevant. The transaction itself must be objectively fair, independent of the Board’s beliefs. Entire fairness entails an inquiry into both fair dealing and fair price. “Fair dealing” embraces questions of when the transaction was timed, how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and stockholders were obtained, including whether the company was represented by a special committee of independent directors empowered to negotiate with the controlling stockholder at arm’s-length and whether the transaction was subject to approval by a majority vote of the minority stockholders. “Fair price” relates to the economic and financial considerations of the proposed transaction, including all relevant economic factors. Although the two aspects may be examined separately, the test for fairness is unitary; all aspects of fair dealing and fair price must be examined as a whole to determine whether the transaction is entirely fair. Entire fairness is a much more rigorous test than the business judgment rule.

The objective facts described above give rise to a strong inference that the Subject Transactions are not entirely fair to the Company and are being entered into for SUNE’s sole benefit. The Company is buying inferior assets, at inflated prices, that contradict its stated business objectives, and agreed to an above-market price and unfavorable terms that benefit only SUNE. It is doing so as part of a larger merger transaction that furthers SUNE’s business interests, not the Company’s. And the Company has already begun to suffer the harmful effects in the form of a lower stock price and downgraded credit rating for one of its major subsidiaries. Added to this mix is the fact that there is no indication that any meaningful process checks were implemented to ensure that the interests of the Company’s minority stockholders were adequately protected. No arms’-length negotiations between the Company and SUNE appear to have taken place, and there has been no opportunity for the Company’s minority stockholders to vote on the Subject Transactions. Although a Corporate Governance and Conflicts Committee (the “Committee”) was ostensibly in place to approve related party transactions with SUNE, it appears to have acted as nothing but a rubber stamp here without any mandate from the Board to negotiate hard with SUNE. Moreover, we cannot avoid noting that on November 20, 2015, without explanation and before the revised deal with SUNE was announced, SUNE unilaterally replaced two members of the Committee with three hand-picked successors. In a clear effort to further cement its control over the Company, SUNE stacked the Board in its favor, and also replaced the Company’s CEO and CFO with SUNE officers. These changes, among other things, prompted the former chairman of the Committee (among others) to resign, stating that as a result of the Board’s actions he did not believe he could continue to work to protect the interests of the Company’s stockholders. The Subject Transactions are harmful to the Company, contradict its fundamental business objectives, resulted from an unfair process and are being executed at an unfair price. They are not entirely fair to the Company.

Taken together, the facts recited herein form a credible basis for inferring possible mismanagement and wrongdoing that warrants further investigation and, potentially, litigation. Consequently, this Section 220 Demand is made for a proper purpose under the DGCL.

Furthermore, the documents sought by ALP are essential and sufficient for ALP’s articulated investigatory purpose. Requests 1-5 seek materials that are essential to understanding, among other things, the process by which the Subject Transactions and their related transaction documents were approved, what materials the Board and Committee considered, the Board and Committee’s views of the Subject Transactions, whether the Committee acted independently of SUNE’s influence, the extent to which the interests of the Company’s minority shareholders were considered and protected, and the degree to which any arm’s-length negotiations with SUNE actually occurred. Requests 4 and 6-7 focus on materials the Board considered relating to valuation of the assets the Company is required to purchase from SUNE, which is essential to confirming whether the Subject Transactions are entirely fair to the Company. Requests 8 and 9 seek information concerning the changes made to the Committee and the replacement of the Committee’s outside counsel. Given the suspicious timing of these changes, the materials sought are essential to ascertaining whether these changes were made by, or at the insistence of, SUNE for the purpose of increasing SUNE’s control over the Company and facilitating SUNE’s achievement of a deal that furthered its interests at the expense of those of the Company and the minority shareholders. Finally, Request 10 is necessary to understand the degree to which the Company is insured against possible litigation relating to these matters. None of the materials sought are publicly-available, and the requests are narrowly focused in a manner that will not cause any undue burden on the Company in order to comply. The requested documents are thus well within the scope of a legitimate Section 220 Demand under the DGCL.

*     *      *

ALP hereby designates Lowenstein Sandler LLP, its counsel, or any other person designated from time to time by ALP, singly or in any combination, or their designees, to conduct, as its agents, the inspection and copying requested herein.

Please advise:

Steven Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, Fl. 18 New York, New York 10020 Telephone: (212) 204-8688 E-mail: ssiesser@lowenstein.com	Lawrence M. Rolnick, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, Fl. 18 New York, New York 10020 Telephone: (212) 419-5850 E-mail: lrolnick@lowenstein.com when and where the information demanded herein will be made available. If the undersigned has not received your response to this request by 5:00 p.m. on Thursday, January 14, 2016, ALP will assume that you do not intend to comply with this demand, and will seek appropriate recourse.

[Signature Page Follows]

The statements set forth herein are true under penalty of perjury under the laws of the United States.

Appaloosa LP, on behalf of Appaloosa Investment Limited Partnership I and Palomino Master Ltd.

By: Appaloosa Capital Inc., its General Partner

By: /s/ James Bolin

Name: James Bolin

Title: Vice President

STATE OF NEW JERSEY   )

) ss.:

COUNTY OF ESSEX           )

I, James Bolin, am the Vice President of Appaloosa Capital Inc., the general partner of Appaloosa LP (“ALP”), the investment advisor to the following funds, Appaloosa Investment Limited Partnership I, a Delaware limited partnership, and Palomino Master Ltd., a British Virgin Islands company, who together own 9.5% of the outstanding Class A Common Stock of TerraForm Power, Inc.  I am authorized to execute the foregoing demand on behalf of ALP, and ALP is authorized to make this demand on behalf of the funds referenced herein and therein.  ALP is further authorized to designate the attorneys, agents and representatives for the purposes of carrying out the inspection in the foregoing demand.  The facts, statements and representations contained in the foregoing demand are true and correct to the best of my knowledge and belief.

___________________________________

Sworn to and subscribed before me this   7   day of January, 2016.

/s/ Susan J. Donovan

Notary Public

My commission expires April 1, 2020 .

[Official Seal of Susan J. Donovan]

Schedule A

Ownership

Fund	Shares of Class A Common Stock

Appaloosa Investment Limited Partnership I	3,246,281
Palomino Master Ltd.	4,353,719
7,600,000

Exhibit A

Evidence of Ownership

Exhibit B

Power of Attorney

POWER OF ATTORNEY

WHEREAS, the foregoing is the letter of demand (the “Demand”) for the inspection of designated books and records of TerraForm Power, Inc. (the “Company”) presented on behalf of the undersigned stockholders of the Company pursuant to Section 220 of the General Corporation Law of the State of Delaware,

NOW THEREFORE,

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned stockholders of the Company hereby appoints Appaloosa LP, a Delaware limited partnership (“ALP”), to be its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to conduct such inspection and to do and perform any and all acts and things and to execute, deliver and/or sign any and all documents, including, without limitation, the Demand, which ALP may in its sole and absolute discretion consider necessary or desirable in connection therewith and hereby ratifies and confirms all that ALP, or its substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Appaloosa Investment Limited Partnership I By: Appaloosa LP, Its Investment Adviser By: Appaloosa Capital Inc., Its General Partner
By:	/s/ James Bolin
Name: James Bolin
Title: Vice President
Palomino Master Ltd. By: Appaloosa LP, Its Investment Adviser By: Appaloosa Capital Inc., Its General Partner
By:	/s/ James Bolin
Name: James Bolin
Title: Vice President

Exhibit C

December 31, 2015 Letter

[Letterhead of WilmerHale]

Michael G. Bongiorno

December 31, 2015                                                                                                                                +1 212.937.7220 (t)

+1 212.230.8888 (f)

Michael.bongiorno@wilmerhale.com

Via Email

Steven Siesser, Esq.

Lowenstein Sandler

Lawrence M. Rolnick, Esq.

1251 Avenue of the Americas, Fl. 18

New York, NY 10020

ssiesser@lowenstein.com

lrolnick@lowenstein.com

Re: Section 220 Demand of Appaloosa Management L.P.

Dear Messrs. Siesser and Rolnick:

I write on behalf of TerraForm Power, Inc. (“TerraForm” or “the Company”) in response to the letter from Appaloosa Management L.P. (“Appaloosa”) dated December 21, 2015 (“the Demand”) demanding that TerraForm permit the inspection of books and records pursuant to Section 220 of the Delaware General Corporation Law (“Section 220”). The Company has carefully considered the Demand, and for the reasons set forth below, has concluded that the Demand does not meet the requirements of Section 220. As a result, the Company cannot fulfill Appaloosa’s Demand at this time. As explained in more detail below, however, TerraForm fully understands and does not take lightly its obligations to its shareholders under Section 220. TerraForm therefore invites you to provide any additional information that the Company ought to consider in evaluating the Demand.

First, Appaloosa has failed to demonstrate a proper purpose to inspect the Company’s books and records. 8 Del. C. § 220(b) (limiting inspection right to materials that stockholder establishes “proper purpose” to inspect). To meet this requirement, a stockholder seeking to inspect records for the purpose of investigating alleged corporate wrongdoing must: (i) identify specific alleged wrongdoing, (ii) “present some evidence to suggest a credible basis from which a court could infer possible mismanagement that would warrant further investigation,” and (iii) describe an end to which the investigation will lead. City of Westland Police & Fire Ret. Sys. v. Axcelis Technologies, Inc., 1 A.3d 281, 287 (Del. 2010) (generic allegation of wrongdoing insufficient) (internal quotation marks omitted); Louisiana Mun. Police Emps.’ Ret. Sys. v. Lennar Corp., C.A. No. 7314-VCG, 2012 WL 4760881, at *2-3 (Del. Ch. Oct. 5, 2012) (requiring demanding stockholder to prove “credible basis” for investigating alleged wrongdoing); Southeastern Pa. Transp. Auth. v. Abbvie Inc., C.A. Nos. 103 74-VCG, 10408- VCG, 2015 WL 1753033, at *11 (Del. Ch. Apr. 15, 2015) (“[I]t is ... well established that a stockholder must do more than state, in a conclusory manner, a generally acceptable proper purpose.... In other words, [the] plaintiff must state a reason for the purpose, i.e., what it will do with the information or an end to which that investigation will lead.”) (internal quotation marks omitted).

Here, the Demand attempts to address the proper purpose requirement in only a single sentence, by generically referring to a purpose of investigating unidentified “Delaware common and statutory law and breaches of fiduciary duties” in connection with unidentified “business decisions and corporate actions.” Demand at 3. This purpose is deficient as a matter of law because the Delaware Supreme Court has held that a “mere statement of a purpose to investigate possible general mismanagement, without more, will not entitle a shareholder to broad § 220 inspection relief.” City of Westland, 1 A.3d at 287. The Demand also fails to supply a credible basis to infer that wrongdoing has occurred, or to describe the end to which the investigation would lead. Thus, the Demand does not satisfy the proper purpose requirement, and the Company may properly reject the Demand on that basis. See id. at 288 (finding that corporation properly rejected Section 220 demand where stockholder articulated purpose nearly identical to purpose proffered here by Appaloosa). Further, a demand to investigate alleged corporate wrongdoing must identify harm to the Company that could be remedied as a result of the investigation. See Lennar, 2012 WL 4760881, at *2 (“[I]f a stockholder seeks to use Section 220 to investigate corporate wrongdoing for which there is no remedy ... then that stockholder has not stated a proper purpose.”). The Demand does not address this requirement, let alone fulfill it.

Second, Appaloosa has failed to establish that it is entitled to pursue a Section 220 demand for the four funds identified in the Demand (“the Funds”). In order for Appaloosa to pursue a Section 220 demand as agent for the Funds, the Demand must be accompanied by “a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder.” 8 Del. C.§ 220(b); see, e.g., Deephaven Risk Arb Trading Ltd. v. UnitedGlobalCom, Inc., C.A. No. 379-N, 2004 WL 1945546, at *3 (Del. Ch. Aug. 30, 2004) (reiterating that power of attorney is required under Section 220 where attorney or agent makes demand on behalf of stockholder). Here, the Demand does not contain a power of attorney or such other writing executed by the Funds authorizing Appaloosa to pursue a Section 220 demand on their behalf. Thus, the Company must reject the Demand. See Mattes v. Checkers Drive-In Rests., Inc., C.A. No. 17775, 2000 WL 1800126 (Del. Ch. Nov. 15, 2000) (dismissing Section 220 demand where attorney who made demand on behalf of stockholder failed to include power of attorney); Central Laborers Pension Fund v. News Corp., 45 A.3d 139, 145-146 (Del. 2012) (noting that “Delaware  courts require strict adherence to the Section 220 inspection demand procedural requirements” and citing Mattes with approval).1

1The writing by Appaloosa (Demand at 6) is no substitute for an authorization executed by the Funds as only a document executed by the Funds could constitute a writing “which authorizes the attorney or other agent to so act on behalf of the stockholder.” 8 Del. C. § 220(b) (emphasis added); see also Deephaven Risk Arb Trading Ltd., 2004 WL 1945546, at *3 (noting that the stockholder names the agents authorized to pursue a demand). The writing by Appaloosa purporting to memorialize such prior authorization does not suffice.

Moreover, in addition to this deficiency, the documentary evidence submitted (Exhibit B) constitutes unreliable (and therefore insufficient) evidence of Company stock ownership by the Funds. Exhibit B states that it “should not be relied upon by ... any third party...”, and the author warns that it does “not represent that this material is accurate, complete, or up-to-date.” If the Funds own Company stock, then supplying reliable proof thereof should be simple. Until and unless the Funds do so, they have not met the statutory ownership requirement. See 8 Del. C.§ 220(b) (stockholder must supply documentary evidence of stock ownership); Central Laborers Pension Fund, 45 A.3d at 145-147 (affirming dismissal of Section 220 action where plaintiffs failed to submit evidence of stock ownership with demand).2

Third, the thirteen categories of documents demanded do not call for materials that are “essential and sufficient” to meet the articulated investigatory purpose. See, e.g., Rock Solid Gelt Ltd v. SmartPill Corp., C.A. No. 7100-VCN, 2012 WL 4841602, at *5 (Del. Ch. Oct. 10, 2012) (demanding party bears burden of showing inspection request is “essential and sufficient” to proper purpose); Espinoza v. Hewlett-Packard Co., 32 A.3d 365, 371 (Del. 2011) (“A document is ‘essential’ for Section 220 purposes if, at a minimum, it addresses the crux of the shareholder’s purpose, and if the essential information the document contains is unavailable from another source.”); Brehm v. Eisner, 746 A.2d 244, 266 (Del. 2000) (requiring stockholder to provide “specific and discrete identification, with rifled precision, of the documents sought”). Delaware law is clear-for each category of materials requested, the stockholder must justify that each requested document is essential to the articulated proper purpose. Security First Corp. v. U.S. Die Casting & Dev. Co., 687 A.2d 563, 565 (Del. 1997) (“The plaintiff must not only show a credible basis to find probable wrongdoing, but must justify each category of the requested production.”). Here, Appaloosa does not even attempt to explain how the thirteen categories of requested documents relate to-let alone are essential to-the articulated proper purpose. Nor could Appaloosa do so, because the categories are plainly unfocused and burdensome. The categories cover a broad array of Board materials, minutes, transaction documents, analyses, agreements, insurance materials, engagement letters, and other materials-all without explanation as to why the materials are needed. There are no time or other limitations to add focus to the requests. Several of the categories demand “all records,” and could be read to call for extensive searches of email and correspondence (e.g., Request 7). There are categories of documents not limited to materials shared with the Board (e.g., Request 5). Some categories are not limited by subject matter (e.g., Request 9 calling for all materials from a particular meeting). The list could go on. In short, even if Appaloosa were to establish stock ownership and a proper purpose to inspect documents, it would not be entitled to inspect the thirteen requested categories of documents.

2The evidence of stock ownership also fails to evidence contemporaneous and continuous stock ownership since the time of the issues addressed in the Demand. The Funds would need to establish such ownership to have standing to pursue a derivative claim on behalf of the Company. Lewis v. Anderson, 477 A.2d 1040, 1046 (Del. 1984) (holding that for plaintiff to have standing to assert derivative claim, plaintiff must be stockholder at time of alleged wrongdoing and must maintain her stockholder status in corporate entity throughout litigation); Graulich v. Dell Inc., C.A. No. 5846-CC, 2011 WL 1843813, at *5 (Del. Ch. May 16, 2011) (“In order to have standing to institute a derivative suit, plaintiff must have been a stockholder of the corporation at the time of the alleged wrongdoing.”); Del. Ch. Ct. R. 23.1(a) (requiring plaintiff filing derivative action complaint to allege “that the plaintiff was a shareholder or member at the time of the transaction of which the plaintiff complains”).

Finally, the Demand potentially raises confidentiality concerns insofar as it refers to using the inspection to facilitate investigation by unnamed “affiliates” and “other parties.” Demand at 3. Before the Company would consider permitting inspection to any appropriately drafted Demand, Appaloosa and the Funds would need to sign a confidentiality agreement acceptable to the Company.3

TerraForm takes seriously its obligations under Section 220. For the above reasons, the Company does not believe that Appaloosa has established the right under Section 220 to inspect documents. We invite you to provide any additional information that you believe the Company should consider in evaluating the Demand, including information demonstrating a proper purpose in inspecting the Company’s books and records, or information explaining how the broad and extensive categories of documents sought are essential to that purpose. If we receive such information, the Company will promptly consider whether it is appropriate to provide the documents requested. Please contact me if you wish to discuss this matter further.

Very truly yours,

/s/ Michael G. Bongiorno

Michael G. Bongiorno

3In addition, documents sought by Appaloosa's demand may be subject to the attorney-client privilege and/or the work product doctrine, and thus would not be subject to production at all.